WACHOVIA CARD RECEIVABLES LLC
301 South College Street, Suite L
Charlotte, North Carolina 28288
BY EDGAR
August 3, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wachovia Card Receivables LLC Form S-3 Withdrawal Request on Form RW File No. 333-152390
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Wachovia Card Receivables LLC (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form S-3, filed by the Registrant on July 17, 2008, as amended by Pre-Effective Amendment No. 1 thereto, filed by the Registrant on September 10, 2008 (as so amended, the “Registration Statement”), on Form RW.
     As you are probably aware, on December 31, 2008 Wachovia Corporation merged with and into Wells Fargo & Company (“Wells Fargo”). As a result of the merger the Registrant is now a wholly-owned indirect subsidiary of Wells Fargo. After careful consideration Wells Fargo and the Registrant have decided to no longer pursue credit card securitization and, therefore, would like to withdraw the Registration Statement.
     The Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.
     Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Jeff D. Blake, the Registrant’s in-house counsel, at (704) 383-2556.

Sincerely,
/s/ Jeff D. Blake
Jeff D. Blake